

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 30, 2009

via U.S. mail and facsimile

Stephen A. Romano, Chief Executive Officer
American Ecology Corporation
300 E. Mallard Dr., Suite 300
Boise, Idaho   83706

> **RE: American Ecology Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Definitive Proxy Statement**
> **Filed April 1, 2009**
> **File No. 000-11688**

Dear Mr. Romano:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief